UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: June 29, 2010	Title:	Corporate Secretary

Technicolor Implements its Reverse Share Split; Addresses NYSE Listing Standard

Paris (France), 28 June 2010 - Pursuant to the fifteenth resolution voted at the combined general shareholders’ meeting of January 27, 2010, Technicolor (Euronext Paris: 18453; NYSE: TCH) announces the implementation of its reverse share split through the exchange of one (1) new share with a nominal value of €1.00 in exchange for ten (10) old shares with a nominal value of €0.10.

The reverse split transaction will commence July 15, 2010, on which date the new shares will be listed on Euronext Paris.

In practice, each shareholder will be automatically granted, through their financial intermediary, 1 new share for each block of 10 shares previously held.

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Shareholders who hold an exact multiple of 10 shares need not take any action, as the reverse split will happen automatically.

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Shareholders who do not hold an exact multiple of 10 shares must either purchase additional shares in order to bring their shareholdings to an exact multiple of 10, or sell their fractional share portion (the number of old shares less than 10) on the market. Shareholders will have 2 years from the beginning of the transaction to purchase or sell fractional shares. In order to assist with the treatment of fractional shares, the old shares will remain separately listed on Euronext Paris (under ISIN code FR000018453) for a period of six months as from the start of the reverse split transaction, or until January 15, 2011.

The Board of Directors held on June 17, 2010, acting under the authorization granted by the Shareholders’ Meeting held on January 27, 2010, decided, in accordance with article L.228-6 of the French Commercial Code, that following the expiration of two years as from the beginning of the transaction, or until July 15, 2012, the new shares arising from the reverse split which remain unclaimed by their beneficial owners will be sold on the exchange. Beneficial owners are therefore urged to assert their rights within this time period. After this deadline, the Company will sell the shares and hold the sale proceeds for a period of 10 years for the benefit of the holders in an escrow account opened with Société Générale Securities Services. After the expiration of this 10-year period, amounts held on behalf of beneficial holders shall be transferred to the French State Caisse des dépôts et consignations and shall be held for their benefit, subject to applicable statute of limitations, for the benefit of the French State.

In application of paragraph 4.2.10.3 of the Securities Note approved by the AMF under visa number 10-107 on April 27, 2010, the NRS issued on May 26, 2010 will be adjusted according to the following mechanism:

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ORA I

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New Redemption Ratio: 0.131

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New Interest Payment Ratio: 0.013

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ORA II

o

New Redemption Ratio: 0.131

o

New Interest Payment Ratio: 0.028

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ORA IIC

o

New Redemption Ratio: 0.131

o

New Interest Payment Ratio: 0.028

Technicolor also announces that the New York Stock Exchange (“NYSE”) notified the Company on June 4, 2010 of its non-compliance with the NYSE continued listing standards due to an average closing price on the NYSE of the company’s American Depositary Shares (“ADS”) of less than $1.00 over a consecutive 30-day period. As required by the NYSE, Technicolor was required to notify the NYSE within 10 business days of receipt of the notice of non-compliance of its intent to cure the price deficiency.

Under the NYSE’s rules, Technicolor has six months from the date of the NYSE notice to bring its security price and average security price back above $1.00. During this period, Technicolor’s ADS will continue to be traded on the NYSE, subject to Technicolor’s compliance with other NYSE continued listing requirements.

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Important notice

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this presentation contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.